FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2005

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of the Press Release and consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on March 3, 2004, announcing the Company's Fourth Quarter and cumulative 2004 results.

For Immediate Release

Compañía de Minas Buenaventura Announces

Fourth Quarter 2004 Results

Lima, Peru, March 3, 2005 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today its results for the fourth quarter and full year 2004. All figures have been prepared in Peruvian GAAP and are stated in Peruvian nuevos soles (S/.) and in U.S. dollars (US$) at a rate of S/.3.283 per US$1.00 for the convenience of the reader.

Comments from the Chief Executive Officer:

Roque Benavides, Chief Executive Officer of Buenaventura stated: "2004 was a peak year for the Company with record production and financial results.

This quarter, Buenaventura's net income was US$55.6 million, including a net effect of derivative instruments of US$7.1 million. Without considering this effect, net income in 4Q04 was US$62.7 million.

Operating income this quarter was US$27.1 million, 209% higher than in 4Q03, while total EBITDA was US$141.7 milliion, which represented a 76% increase when compared to 4Q03. EBITDA from Buenaventura's direct operations was US$34.7 million, 86% higher than in 4Q03.

These positive results were mainly driven by higher output and lower cash operating costs in Orcopampa and Colquijirca, as well as a 59% decrease in general and administrative expenses.

It is important to note that during this quarter, the exchange rate between Peruvian Nuevos Soles and the U.S. Dollar was affected by a 5.2% appreciation when compared with 4Q03."

Financial Highlights (in millions of US$, except EPS figures):
	4Q04	4Q03	Var %	FY04	FY03	Var %
Operating Revenues	93.6	71.1	32%	316.0	259.6	22%
Operating Income	27.1	8.8	209%	89.9	53.8	67%
EBITDA (BVN Direct Operations)	34.7	18.6	86%	96.9	83.5	16%
EBITDA (including Yanacocha)	141.7	80.5	76%	428.2	341.0	26%
Net Income	55.6	17.6	217%	208.9	53.4	291%
EPS	0.44	0.14	217%	1.65	0.42	291%
Net Income (without mark to market effect)	62.7	84.2	-26%	183.4	173.5	6%
EPS (without Mark to market effect)	0.49	0.66	-26%	1.44	1.36	6%

OPERATING REVENUE

In 4Q04, operating revenue was S/.307.4 million, or US$93.6 million, an increase of 32% when compared to S/.233.5 million in 4Q03. This was mainly the result of higher volumes of gold (38%), silver (27%), zinc (14%) and lead (56%) sold and higher realized silver, lead and zinc prices. In addition, royalty income increased 25% due to higher Yanacocha sales.

Operating Highlights	4Q04	4Q03	Var %	FY04	FY03	Var %
Total Sales (in millions of US$)	82.5	62.2	33%	276.7	224.0	24%
Average Realized Price Gold (US$/oz.)	389	391	-1%	374	365	2%
Average Realized Price Silver (US$/oz.)	6.84	5.16	32%	6.51	4.91	33%
Average Realized Price Lead (US$/TM.)	971	606	60%	909	532	71%
Average Realized Price Zinc (US$/TM.)	1,048	886	18%	1,026	814	26%

Sales Content
	4Q04	4Q03	Var%	FY04	FY03	Var%%%%%%
Gold (in oz)	125,136	90,499	38%	353,317	323,801	9%
Silver (in oz)	3,519,766	2,765,783	27%	14,252,144	11,105,174	28%
Lead (in MT)	9,114	5,851	56%	31,131	24,038	30%
Zinc (in MT)	13,461	11,831	14%	53,001	50,933	4%

Accumulated operating revenue for 2004 was S/.1,037.3 million, or US$316.0 million, a 22% increase compared to 2003 (S/.852.2 million).

PRODUCTION AND OPERATING COSTS

Buenaventura's equity production during 4Q04 was 89,525 ounces of gold, 18% higher than 4Q03 production (75,700 ounces) and 3,389,548 ounces of silver, an increase of 14% when compared to 2,979,306 ounces in 4Q03.

Equity production1 for the accumulated period of 2004 was 330,850 ounces of gold and 12,791,746 ounces of silver. This represented an increase of 14% in gold production and an 8% increase in silver production as compared to 2003 figures.

Equity Production[1]
	4Q04	4Q03	Var%	FY04	FY03	Var%
Gold (in oz)	89,525	75,700	18%	330,850	289,886	14%
Silver (in oz)	3,389,548	2,979,306	14%	12,791,746	11,797,865	8%
Lead (in MT)	4,430	3,187	39%	16,120	13,224	22%
Zinc (in MT)	6,604	5,483	20%	25,651	23,992	7%

In Orcopampa (100%), total gold production in 4Q04 was 58,061 ounces, a 23% increase when compared to 47,084 ounces in 4Q03. It is important to mention that part of this increase (4%) was explained by an additional 1,885 oz of gold obtained after the treatment plant cleaning. For the full year 2004, total gold production was 211,388 ounces, a 17% increase when compared to 2003 production (180,726 ounces).

Cash operating costs decreased 28%, from US$179/oz in 4Q03 to US$128/oz in 4Q04. This reduction is explained by the cyanidation process, which began in March, increasing gold recovery and avoiding concentrate treatment charges as well as reducing sales expenses. Cash operating cost in FY04 was US$128/oz, a 27% decrease when compared with FY03 figures (US$175/oz).

In Orcopampa, 0.13 million gold ounces of reserves were added in 2004. This represents an increase of 23% in reserves when compared with 2003.

In Uchucchacua (100%), total silver production in 4Q04 was 2,481,501 ounces, a 5% increase when compared to 2,369,463 ounces in 4Q03. For the full year 2004, total silver production was 9,832,393 ounces, a 3% increase when compared to 2003 production (9,5976,162 ounces).

Silver cash operating cost in 4Q04 was US$2.89/oz, a 2% decrease when compared with US$2.95/oz in 4Q03. This was mainly due to higher silver production and significant by-product credit contribution of lead and zinc. Cash operating cost for FY04 was US$2.93/oz, a 2% decrease when compared to FY03 figures (US$2.99/oz).

Silver reserves as of December 31, 2004 are were 67.4 million ounces, a 4% increase when compare with 64.6 million ounces in 2003.

In Antapite (78.04%), total production induring 4Q04 was 25,707 ounces of gold, a 10% increase when compared to 23,454 ounces in 4Q03. For the full year 2004, total gold production was 97,138 ounces, a 15% increase when compared to 84,361 ounces in 2003.

Gold cash operating cost in 4Q04 was US$187/oz, a 15% increase when compared to US$163/oz in 4Q03, due to higher diesel fuel costs, and mine preparation and development costs. In 2004, cash operating cost was US$174/oz, a 10% increase when compared to 2003 figures (US$158/oz).

In Colquijirca (32.78%), total zinc production was 14,418 MT in 4Q04, an increase of 16% when compared to 12,424 MT in 4Q03. Total silver production in 4Q04 was 942,812 ounces, a 21% increase when compared to 777,614 ounces in 4Q03.

For the full year 2004, total zinc production was 57,558 MT, a 3% increase when compared to 2003 production (56,004 MT). In the case of silver, total production increased 17%, from 2,895,721 ounces in 2003 to 3,399,130 in 2004.

Zinc cash operating costs decreased 42% from US$741 per MT in 4Q03 to US$430 per MT in 4Q04. The by-product contribution from higher lead and silver prices to the concentrate value allowed this significant reduction in the cash operating cost.

Cash operating cost for FY04 was US$644/MT, an 11% decrease when compared to 2003 figures (US$723/MT).

OPERATING EXPENSES

General and Aadministrative expenses infor 4Q04 were S/.19.8 million, or US$6.0 million, a 59% decrease comparing compared to 4Q03 (S/.48.0 million), due to lower provisions for Llong-term officers compensation provision. For the twelve month period of 2004, accumulated General general and Aadministrative expenses were S/.76.9 million, or US$23.4 million, a 38% decrease compared to the same period of 2003 (S/.123.2 million).

Exploration costs in non-operational mining areas during 4Q04 were S/.18.5 million, or US$5.6 million, a 10% decrease when compared to 4Q03 (S/20.5 million) due to lower expenses in La Zanja project. For the FY04 period, exploration costs in non-operational mining areas increased 49%, from S/.59.3 million, or US$18.1 million in 4Q03, to S/.88.2 million, or US$26.9 million, in 4Q04.

OPERATING INCOME

Operating Iincome in 4Q04 was S/.88.9 million, or US$27.1 million, a 209% increase when compared to S/.28.8 million in 4Q03. This increase iswas explained by higher gold and silver production and prices, as well as lower costs.

For the accumulated period of 2004, operating income was S/.295.2 million, or US$89.9 million, which represents a 67% increase compared to 2003 (S/.176.7 million).

INCOME FROM NON-CONSOLIDATED AFFILIATES

Buenaventura's income from Nnon-Cconsolidated Aaffiliates induring 4Q04 was S/.189.8 million, or US$57.8 million, a 1% increase when compared to S/.187.8 million in 4Q03, mainly attributed to the participation in Yanacocha's net income. For the full year of 2004, income from Nnon-Cconsolidated Aaffiliates was S/.575.9 million, or US$175.4 million, a 3% increase when compared to S/.557.6 million in 2003.

In Yanacocha (43.65%), 4Q04 gold production was 847,279 ounces of gold, an increase of 27% when compared with 4Q03 production (667,286 ounces) due to an increase of 23% in gold grade, from 0.83 gr/MT in 4Q03 to 1.02 gr/MT in 4Q04. Gold production for the accumulated period of 2004 was 3,017,303 ounces, an increase of 6% when compared to 2,851,143 ounces in 2003.

Gold cash cost in Yanacocha induring 4Q04 was US$136/oz, which represented no variation when compared with 4Q03. Full year cash cost was US$147/oz for 2004, a 14% increase compared to US$129/oz in 2003.

Net income in Yanacocha, for 4Q04, was US$132.6 million, a 51% increase when compared with 4Q03 figures (US$87.7 million). For the full year 2004, net income was US$390.3 million, an increase of 22% when compared to the US$320.4 million reported in 2003.

This quarter, EBITDA was US$245.0 million, an increase of 73% compared to 4Q03 (US$141.7 million). For the accumulated twelve months of 2004, EBITDA was US$759.1 million, an increase of 29% when compared to the US$590.0 million reported inin the comparable period of 2003.

Yanacocha's capital expenditures (CAPEX) for 4Q04 were US$55.5 million, compared to US$42.5 million in 4Q03. The most significant expenditure during this quarter was devoted to mine development and leach pad facilities. For the full year 2004, CAPEX was US$226.2 million versus US$194.2 million for the comparable period.

NET INCOME

This quarter, Buenaventura's net income was S/.182.6 million, or US$55.6 million, representing US$0.44 per share. This figure includes a loss of S/.44.8 million, or US$13.6 million, form thefrom "Cchange in the fair value of derivative instruments" (in accordance with IAS39 for derivative instruments), as well as a "Rrealized revenue income from sales of future production" of US$6.6 million.

HEDGING OPERATIONS

During 4Q04, the Company reported a net loss of S/.12.5 million, or US$3.8 million in derivative instruments as a result of the execution of 41,000 ounces of gold and 770,843 ounces of silver.

The Mmark -to -Mmarket value of derivative instruments as of December 31, 2004 was (US$103.7) million, while the Mmark -to -Mmarket value of the physical delivery contracts figure was (US$217.1) million. Total hedge book Mmark -to -Mmarket value iswas (US$320.8) million.

EXPLORATIONS

Buenaventura's equity expenditures in exploration activities in non -operational mines was US$11.5 million in 2004. Our exploration efforts waswere focused in: Poracota in Arequipa, La Zanja in Cajamarca and Marcapunta in Cerro de Pasco. Additionally, we have evaluated another fifteen prospects, not only in Peru but also in Argentina, Bolivia, Mexico and Spain.

PORACOTA

In the Huamanihuayta sector, we delineated 1.7 million tons with 11.0 gr/ton of gold. The adits drifting announced in July have advanced 800mts advance. In Soras, Eastern Poracota, a diamond drill hole (DDH) indicated high-grades veins of gold and silver associated to enargite and tenantite.

The SO-02 DDH got a 1.20 mts intercept with 16.8 gr/ton of gold, 9.3 oz/t of silver, 10.1% of copper, and 1,05 mts intercept with 28.6 gr/ton of gold, 24.9 oz/t of silver, 3.5% of copper.

LA ZANJA

WeThe Company finished the assessment of San Pedro Sur and Pampa Verde resources that permitted allowed us to report 17,.4 million tons, with 0,.88 gr/ton of gold and 5.67 gr/ton of silver in oxides. Metallurgical testing resulted in a 66% cyanidation recovery and we considerexpect that there is a the possibility to achievereach up to 75% recovery a recovery of 75%.

We initiated the exploration in Turmalina and Campana with some encouraging results. In Turmalina, DDH TUR-3 reported 6.0 mts with 10.0 gr/ton of gold and the DDH TUR-15 reported 33.0 mts with 13.1 gr/ton of gold, both in oxides and close to the surface. In Cerro Campana, the DDH C-01 got a 42.5 mts intercept with 1.4% of copper and 0.7 gr/ton of gold with 14.4 gr/ton of silver and 0.2% of arsenic in sulphides.

In Cerro La Zanja, we will review the geological information in copper sulphides with gold contents.

MARCAPUNTA

InAt the Marcapunta project, the decline construction is in process having achievedreached 320 mts, with 200 mts remaining 200mts to start the infill drilling campaign and 500 mts to get to the mineralized area. We expect to be able to complete the geological assessment of the area within the next 18 months.

PROJECT DEVELOPMENT

ORCOPAMPA

  The declines deepening project of the Nazareno and Prometida areas is 60% completed. This will allow access to 700,000 ounces of gold at lower levels of the Prosperidad, Lucy Piso, Prometida and Nazareno veins. We estimate the total investment to be US$8.7 million.

  Regarding the Brownfield exploration, during 2004, the total investment in Sausa Norte and Layo was US$0.5 million.

UCHUCCHACUA

  The construction of the cyanidation plant, to treat the lead circuit tailings to add approximately 1 million ounces of silver production per year, is already in progress. The budget for this project is US$ 8.8 million and it is estimated to be finished in completion is expected for December 2005.

  Regarding the Brownfield exploration, during 2004, the total investment in the Huantajalla and Pozos Ricos areas was US$4.2 million.

OTHER EVENTS

During 4Q04, the Company, via its subsidiary CEDIMIN SAC, acquired Inversiones Mineras Aureas SAC, which was the owner of 49% of the shares of Minera Paula 49 SRL. Because CEDIMIN already owned the remaining 51% of the shares of Minera Paula 49 SRl, it became the 100% owner of the Company. As of December 31, 2004, CEDIMIN SAC absorbed simultaneously, both, Minera Paula 49 SRL and Inversiones Mineras Aureas SRL.

During 4Q04, the Company, through via its subsidiary CEDIMIN, acquired Minera Aureas, which was the owner of 49% of Minera Paula 49. As of December 31, 2004, CEDIMIN absorbed simultaneously, both, Minera Paula 49 and Minera Aureas.

BOARD RESOLUTIONS

During the today's meeting,March 3, 2005 meeting, the Board of Directors decided to call a shareholder's meeting for March 31, 2005 to:

  Approve the annual report and the financial statements as of December 31, 2004,

  Approve the proposed cash dividend payment of US$0.18 per share,

  Appoint external auditors,

  Election of Bboard Mmembers, and

  Approveal and amendment to the Company by-laws to permit non -presentialvirtual Board Meetings.

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Appendix 1.

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	32.78	Colquijirca
Inversiones Mineras Del Sur*	78.04	Antapite / Ishihuinca
Compañia Minera Cerro Verde	9.17	Cerro Verde
Cedimin*	100.00	Shila / Paula
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

Consolidates

Appendix 2.

	GOLD PRODUCTION
	Three Months Ended December 31st						Twelve Months Ended December 31st
	Orco-pampa			Antapite			Orco-pampa			Antapite
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
Ore Milled DST	111,415	101,398	9.88%	44,886	44,979	-0.21%	431,239	394,068	9.43%	179,785	155,493	15.62%
Average Ore Grade OZ/ST	0.53	0.52	1.83%	0.60	0.57	5.62%	0.52	0.53	-2.21%	0.57	0.59	-3.07%
Average Recovery Rate %	98.07%	88.85%	9.22%	95.13%	91.92%	3.21%	95.00%	86.75%	8.25%	94.36%	91.44%	2.92%
Ounces Produced	58,061	47,084	23.31%	25,707	23,454	9.60%	211,388	180,726	16.97%	97,138	84,361	15.15%
	SILVER PRODUCTION
	Three Months Ended December 31st						Twelve Months Ended December 31st
	Uchuc-chacua			Colqui-jirca			Uchuc-chacua			Colqui-jirca
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
Ore Milled DST	202,034	188,399	7.24%	364,164	353,028	3.15%	795,036	747,183	6.40%	1,492,554	1,409,094	5.92%
Average Ore Grade OZ/ST	16.60	16.97	-2.16%	3.57	3.19	11.92%	16.78	17.25	-2.72%	3.23	3.02	6.93%
Average Recovery Rate %	73.99%	74.12%	-0.13%	72.51%	69.02%	3.49%	73.70%	74.30%	-0.60%	70.52%	68.06%	2.46%
Ounces Produced	2,481,501	2,369,463	4.73%	942,812	777,614	21.24%	9,832,393	9,576,162	2.68%	3,399,130	2,895,721	17.38%
	ZINC PRODUCTION
	Three Months Ended December 31st						Twelve Months Ended December 31st
	Uchuc-chacua			Colqui-jirca			Uchuc-chacua			Colqui-jirca
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
Ore Milled DST	202,034	188,399	7.24%	364,164	353,028	3.15%	795,036	747,183	6.40%	1,492,554	1,409,094	5.92%
Average Ore Grade %	1.52%	1.33%	14.55%	6.13%	4.94%	24.00%	1.48%	1.41%	4.95%	5.82%	5.62%	3.60%
Average Recovery Rate %	67.43%	62.05%	5.38%	71.25%	78.47%	-7.22%	63.55%	58.83%	4.72%	73.01%	77.96%	-4.95%
ST Produced	2,070	1,556	33.09%	15,893	13,695	16.05%	7,477	6,216	20.28%	63,447	61,733	2.78%

Appendix 3
RESERVES AS OF DECEMBER 31, 2004

PROVEN AND PROBABLE RESERVES

GOLD	BVN %				BVN
	Participation	DST (000)	Oz / DST	Ounces (000)	Ounces (000)

Orcopampa	100.00	1,081	0.614	664	664
Shila	100.00	14	0.344	5	5
Paula	100.00	74	0.507	38	38
Antapite	78.04	478	0.412	197	154
Ishihuinca	78.04	66	0.439	29	23
Yanacocha	43.65	734,978	0.032	23,547	10,278
Yanacocha (Minas Conga)	43.65	371,112	0.023	8,711	3,802
Jatun Orcco	100.00	24	0.460	11	11

Total Gold Reserves		1,107,826	0.030	33,201	14,974

SILVER	BVN %				BVN
	Participation	DST (000)	Oz / DST	Ounces (000)	Ounces (000)

Orcopampa	100.00	1,081	0.25	270	270
Uchucchacua	100.00	3,962	17.02	67,428	67,428
Julcani	100.00	103	22.42	2,301	2,301
Recuperada	100.00	111	8.31	919	919
Shila	100.00	14	15.10	207	207
Paula	100.00	74	3.50	259	259
Pozo Rico	100.00	133	16.17	2,149	2,149
El Brocal	32.78	9,733	2.60	25,306	8,295
Jatun Orcco	100.00	24	5.38	128	128

Total Silver Reserves		15,233	6.50	98,967	81,956

ZINC	BVN %				BVN
	Participation	DST (000)	% Zn	Ounces (000)	Ounces (000)
Uchucchacua	100.00	3,962	1.99	79	79
Recuperada	100.00	111	5.35	6	6
Pozo Rico	100.00	133	0.86	1	1
El Brocal	32.78	9,733	6.02	586	192

Total Zinc Reserves		13,938	4.82	672	278

LEAD	BVN %				BVN
	Participation	DST (000)	% Pb	Ounces (000)	Ounces (000)
Uchucchacua	100.00	3,962	1.51	60	60
Julcani	100.00	103	1.17	1	1
Recuperada	100.00	111	3.03	3	3
Pozo Rico	100.00	133	0.48	1	1
El Brocal	32.78	9,733	2.28	222	73

Total Lead Reserves		14,041	2.04	287	138

COPPER	BVN %				BVN
	Participation	DST (000)	% Cu	Ounces (000)	Ounces (000)
Cerro Verde (Sulfuros)	9.17	1,428,060	0.49	6,997	642
Cerro Verde (Oxidos)	9.17	387,144	0.45	1,742	160
Yanacocha (Minas Conga)	43.65	371,112	0.30	1,113	486

Total Copper Reserves		2,186,316	0.45	9,853	1,287

Appendix 4
Total Gold Commitments
as of 01/02/05
		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	208,000	338,000	350,500	188,000	263,000	300,000	249,000		1,896,500
	$/oz	313.65	314.91	313.90	314.20	300.51	285.00	285.00		303.86
290	Ounces	208,000	338,000	350,500	188,000	263,000	300,000	249,000		1,896,500
	$/oz	332.64	327.34	326.03	334.95	317.34	301.50	303.86		319.88
300	Ounces	288,000	418,000	430,500	268,000	303,000	300,000	249,000		2,256,500
	$/oz	336.91	332.49	331.50	338.47	325.18	309.50	311.45		327.22
345	Ounces	288,000	418,000	438,000	298,000	333,000	330,000	271,500		2,376,500
	$/oz	341.35	339.38	339.04	342.35	345.21	345.45	345.55		342.29
350	Ounces	310,000	388,000	408,000	328,000	363,000	360,000	294,000		2,451,000
	$/oz	341.97	338.94	338.60	342.59	347.05	348.75	348.72		343.57
385	Ounces	370,000	388,000	408,000	328,000	363,000	360,000	294,000		2,511,000
	$/oz	348.95	338.94	338.60	342.59	360.07	372.08	371.22		352.42
420	Ounces	370,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,691,000
	$/oz	348.95	338.94	338.60	354.56	371.23	395.42	394.11	404.00	363.14
436	Ounces	370,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,691,000
	$/oz	348.95	338.94	338.60	354.56	371.23	406.08	402.65	404.00	365.69
451	Ounces	370,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,691,000
	$/oz	348.95	338.94	338.60	354.56	371.23	406.08	410.66	404.00	366.74
Physical gold delivery
as of 01/02/05
		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	313.65	311.98	311.77	314.20	300.51	285.00	285.00		302.69
290	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	332.64	325.62	324.73	334.95	317.34	301.50	303.86		319.16
300	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	334.57	328.54	327.77	336.54	322.47	309.50	311.45		323.63
345	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	345.57	345.50	345.60		341.90
350	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	348.14	349.50	349.40		343.43
385	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	366.10	377.50	375.96		354.14
420	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	381.50	405.50	402.53		364.48
436	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	381.50	418.30	414.67		368.20
451	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	381.50	418.30	426.06		369.74
Gold derivatives
as of 01/02/05
		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces		30,000	22,500						52,500
	$/oz		345.00	345.00						345.00
290	Ounces		30,000	22,500						52,500
	$/oz		345.00	345.00						345.00
300	Ounces	80,000	110,000	102,500	80,000	40,000				412,500
	$/oz	343.00	343.55	343.44	343.00	343.00				343.26
345	Ounces	80,000	110,000	110,000	110,000	70,000	30,000	22,500		532,500
	$/oz	343.00	343.55	343.55	343.55	343.86	345.00	345.00		343.65
350	Ounces	102,000	80,000	80,000	140,000	100,000	60,000	45,000		607,000
	$/oz	344.51	343.00	343.00	343.86	344.20	345.00	345.00		344.00
385	Ounces	162,000	80,000	80,000	140,000	100,000	60,000	45,000		667,000
	$/oz	359.51	343.00	343.00	343.86	344.20	345.00	345.00		347.69
420	Ounces	162,000	80,000	80,000	200,000	100,000	60,000	105,000	60,000	847,000
	$/oz	359.51	343.00	343.00	366.70	344.20	345.00	374.14	404.00	360.22
436	Ounces	162,000	80,000	80,000	200,000	100,000	60,000	105,000	60,000	847,000
	$/oz	359.51	343.00	343.00	366.70	344.20	345.00	374.14	404.00	360.22
451	Ounces	162,000	80,000	80,000	200,000	100,000	60,000	105,000	60,000	847,000
	$/oz	359.51	343.00	343.00	366.70	344.20	345.00	374.14	404.00	360.22

Appendix 5
Silver derivatives
as of 01/02/05
	At US $ 4.00		At US $ 4.15		At US $ 6.20		At US $ 6.33		At US $ 6.50		At US $ 7.00
Year	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz
2005	275,000	6.00	1,275,000	5.84	1,330,000	6.15	1,528,250	6.15	1,787,500	6.15	2,550,000	6.16
2006	200,000	6.00	200,000	6.00	240,000	6.00	266,000	6.00	300,000	6.00	400,000	6.00
	475,000	6.00	1,475,000	5.86	1,570,000	6.13	1,794,250	6.13	2,087,500	6.13	2,950,000	6.14

Appendix 6

 Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2003 and December 31, 2004

	2003	2004	2004
	S/(000)	S/(000)	US$(000)

Assets
Current assets

Cash and cash equivalents	398,551	614,862	187,287

Investment funds	54,881	86,971	26,491

Trade accounts receivable	74,266	97,061	29,565

Other accounts receivable, net	23,471	12,248	3,731

Accounts receivable from affiliates	37,698	46,078	14,035

Inventories, net	77,232	69,353	21,125

Current portion of prepaid tax and expenses	45,544	40,471	12,327
	__________	__________	__________
Total current assets	711,643	967,044	294,561

Long - term other accounts receivable	5,008	4,574	1,393

Other prepaid tax and expenses	7,552	14,059	4,282

Investments in shares	1,443,035	1,531,347	466,447

Mineral rights, property, plant and equipment, net	408,132	452,214	137,745

Development costs, net	123,821	143,258	43,636

Deferred stripping costs	56,056	56,056	17,075

Mining concessions and goodwill, net	168,130	157,544	47,988

Deferred income tax and workers' profit sharing, net	297,441	245,299	74,718
	__________	__________	__________

Total assets	3,220,818	3,571,395	1,087,845
	___________	___________	___________

Consolidated Balance Sheets (Continued)

	2003	2004	2004
	S/(000)	S/(000)	US$(000)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	23,461	13,150	4,005
Trade accounts payable	52,699	61,188	18,638
Other current liabilities	86,125	142,696	43,465
Derivative instruments	99,893	70,927	21,604
Current portion of long-term debt	70,453	36,332	11,067
Deferred income from sale of future production	68,841	74,937	22,826
	__________	__________	__________
Total current liabilities	401,472	399,230	121,605

Long-term other liabilities	76,853	74,030	22,550
Derivative instruments	307,826	267,852	81,588
Long-term debt	45,468	15,031	4,578
Deferred income from sale of future production	641,122	568,772	173,248
	__________	__________	__________
Total liabilities	1,472,741	1,324,915	403,569
	__________	__________	__________
Minority interest	48,428	66,347	20,209
	__________	__________	__________
Shareholders' equity, net
Capital stock, net of treasury shares by S/49,659,000 in 2003 and 2004	596,755	596,755	181,771
Investment shares, net of treasury shares by S/66,000 in 2003 and 2004	1,683	1,683	513
Additional paid-in capital	610,659	610,659	186,006
Legal reserve	99,286	129,276	39,378
Retained earnings	217,874	734,070	223,597
Cumulative translation gain (loss)	(29,395)	(148,513)	(45,237)
Cumulative unrealized gain on investments in shares carried at fair value	209,130	256,331	78,078
Cumulative unrealized loss on derivative instruments	(6,343)	-	-
Deferred income from sale of future production of subsidiary	-	(128)	(39)
	__________	__________	__________

Total shareholders' equity	1,699,649	2,180,133	664,067
	__________	__________	__________
Total liabilities and shareholders' equity, net	3,220,818	3,571,395	1,087,845
	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

	For the three-month periods ended December 31			For the twelve-month periods ended December 31
	_______________________________			_______________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Operating revenues
Net sales	204,253	270,816	82,491	735,306	908,441	276,711
Royalties income	29,245	36,633	11,158	116,857	128,889	39,260
	___________	___________	___________	___________	___________	___________
Total revenues	233,498	307,449	93,649	852,163	1,037,330	315,971
	___________	___________	___________	___________	___________	___________
Costs of operation
Operating costs	75,965	90,050	27,429	302,572	338,074	102,977
Exploration and development costs in operational mining sites	24,255	45,598	13,889	85,715	127,169	38,736
Depreciation and amortization	15,661	21,492	6,547	49,118	59,473	18,115
	___________	___________	___________	___________	___________	___________
Total costs of operation	115,881	157,140	47,865	437,405	524,716	159,828
	___________	___________	___________	___________	___________	___________
Gross margin	117,617	150,309	45,784	414,758	512,614	156,143
	___________	___________	___________	___________	___________	___________
Operating expenses
Exploration costs in non-operational mining sites	20,504	18,542	5,648	59,255	88,241	26,878
General and administrative	47,955	19,775	6,024	123,161	76,866	23,413
Royalties to third parties	8,457	8,553	2,605	25,142	24,918	7,590
Selling	7,203	4,993	1,521	25,776	17,839	5,435
Royalties to Peruvian Government	-	6,639	2,022	-	6,639	2,022
Asset impairment loss	4,691	2,889	880	4,691	2,889	880
	___________	___________	___________	___________	___________	___________
Total operating expenses	88,810	61,391	18,700	238,025	217,392	66,218
	___________	___________	___________	___________	___________	___________
Operating income	28,807	88,918	27,084	176,733	295,222	89,925
	___________	___________	___________	___________	___________	___________
Other income (expenses), net
Share in affiliated companies, net	187,765	189,753	57,799	557,558	575,858	175,406
Realized income from sale of future production	-	21,545	6,563	-	68,837	20,968
Gain (loss) from change in the fair value of derivative instruments	(340,123)	(44,769)	(13,637)	(647,218)	14,629	4,456
Interest income	2,972	5,534	1,686	7,785	12,132	3,694
Gain (loss) from realized derivative instruments	(15,684)	(12,454)	(3,794)	(20,812)	(73,403)	(22,359)
Gain (loss) from exposure to inflation	2,444	(632)	(193)	321	(22,483)	(6,849)
Amortization of mining concessions and goodwill	(2,961)	(6,471)	(1,971)	(15,578)	(15,598)	(4,749)
Interest expense	(2,509)	(667)	(203)	(8,687)	(7,515)	(2,289)
Other, net	(10,631)	(5,733)	(1,746)	(12,804)	(13,505)	(4,114)
	___________	___________	___________	___________	___________	___________
Total other income (expenses), net	(178,727)	146,106	44,504	(139,435)	538,952	164,164
	___________	___________	___________	___________	___________	___________
Income before worker's profit sharing, income tax, minority interest and cumulative effect of changes in accounting principle	(149,920)	235,024	71,588	37,298	834,174	254,089
Provision from workers' profit sharing	64,576	(7,068)	(2,153)	62,887	(18,356)	(5,591)
Provision from income tax	226,837	(38,376)	(11,689)	198,286	(101,997)	(31,068)
	_________	_________	_________	_________	_________	_________
Minority interest	(11,571)	(6,986)	(2,128)	(51,023)	(28,171)	(8,581)
	___________	___________	___________	___________	___________	___________
Cumulative effect of changes in accounting principle due to mine closing	(72,295)	-	-	(72,295)	-	-
	_________	_________	_________	_________	_________	_________

Net income	57,627	182,594	55,618	175,153	685,650	208,849
	___________	___________	___________	___________	___________	___________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	0.45	1.44	0.44	1.38	5.39	1.65
	___________	___________	___________	___________	___________	___________
Weighted average number of shares outstanding	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219
	___________	___________	___________	___________	___________	___________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

	For the three-month periods ended December 31			For the twelve-month periods ended December 31
	___________________________________			___________________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	209,339	219,609	66,893	733,646	885,646	269,767
Collection of dividends	215,950	157,409	47,947	482,025	419,782	127,865
Collection of royalties	37,357	31,085	9,468	112,354	120,136	36,593
Collection of interest	2,829	4,117	1,254	8,827	11,909	3,627
Payments to suppliers and third parties	(98,074)	(82,059)	(24,995)	(347,109)	(388,709)	(118,401)
Payments of exploration expenditures	(45,116)	(45,412)	(13,833)	(128,684)	(172,215)	(52,457)
Payments to employees	(22,400)	(21,226)	(6,465)	(101,629)	(119,594)	(36,428)
Payments of income tax	(341)	(10,900)	(3,320)	(38,509)	(44,478)	(13,547)
Payments of royalties	(8,796)	(8,355)	(2,545)	(25,976)	(27,248)	(8,299)
Payments of interest	(878)	(478)	(146)	(8,686)	(5,170)	(1,574)
	________	________	________	________	________	________
Net cash provided by operating activities	289,870	243,790	74,258	686,259	680,059	207,146
	________	________	________	________	________	________
Investing activities
Purchase of mineral rights, property, plant and equipment	(27,918)	(29,204)	(8,894)	(67,814)	(96,507)	(29,396)
Payments from derivative instruments settled, net	(15,684)	(12,454)	(3,794)	(20,812)	(73,403)	(22,359)
Development expenditures	(15,345)	(9,337)	(2,844)	(38,504)	(38,611)	(11,761)
Increase of investment fund	-	-	-	(53,068)	(34,735)	(10,580)
Increase on time deposits in local currency	-	24,255	7,388	-	(24,255)	(7,388)
Payments by purchase of investments in shares	(2,699)	(6,821)	(2,078)	(4,663)	(8,084)	(2,463)
Proceeds from sale of plant and equipment	1,354	93	28	2,464	1,595	486
Proceeds from sale of investments in shares	3,059	-	-	3,059	330	101
	________	________	________	________	________	________
Net cash used in investing activities	(57,233)	(33,468)	(10,194)	(179,338)	(273,670)	(83,360)
	________	________	________	________	________	________

Net cash used in financing activities	(63,024)	(91,835)	(27,973)	(204,298)	(214,333)	(65,286)
	________	________	________	________	________	________
Net increase in cash during the period	169,613	118,487	36,091	302,623	192,056	58,500
Cash at beginning of period	228,938	472,120	143,807	95,928	398,551	121,398
	________	________	________	________	________	________
Cash at period-end	398,551	590,607	179,898	398,551	590,607	179,898
	________	________	________	________	________	________

	For the three-month periods ended December 31			For the twelve-month periods ended December 31
	___________________________________			___________________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Reconciliation of net income to net cash provided by operating activities
Net income	57,627	182,594	55,618	175,153	685,650	208,849
Add (deduct)
Expense from current income tax and workers' profit sharing	-	34,607	10,541	-	82,513	25,133
Depreciation and amortization	17,098	21,659	6,597	52,240	60,877	18,543
Expense (benefit) from deferred income tax and workers' profit sharing	(303,624)	10,835	3,300	(301,980)	37,840	11,526
Amortization of development costs	3,204	15,915	4,848	16,445	33,265	10,132
Minority interest	11,571	6,986	2,128	51,023	28,171	8,581
Loss (gain) from exposure to inflation	(2,444)	632	193	(321)	22,483	6,848
Amortization of mining concessions and goodwill	2,961	6,471	1,971	15,578	15,598	4,749
Loss from change in the fair value of long-live assets retirement obligation	4,724	3,539	1,078	4,724	7,056	2,149
Asset impairment loss and write off	4,691	2,889	880	4,691	2,889	880
Long-term officers' compensation (*)	27,755	40	12	49,594	2,135	650
Allowance for doubtful accounts	5,952	1,146	349	5,952	1,146	349
Net cost of retired plant and equipment	3,987	(2,810)	(856)	6,490	754	230
Share in affiliated companies, net of dividends	28,186	(32,344)	(9,852)	(75,533)	(160,947)	(49,024)
Income from sale of future production	-	(21,545)	(6,563)	-	(68,837)	(20,968)
Loss (gain) from change in the fair value of derivative instruments	340,123	44,769	13,637	647,218	(14,629)	(4,456)
Increase in the fair value of investment fund	(130)	(148)	(45)	(1,813)	(5,022)	(1,530)
Loss (gain) on sale of plant and equipment	(1,169)	991	302	(2,133)	(157)	(48)
Loss (gain) on sale of investment in shares	(267)	-	-	(267)	(51)	(16)
Cumulative effect of changes in accounting principle	72,295	-	-	72,295	-	-
Development costs write off	7,742	-	-	7,742	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	3,398	(51,414)	(15,661)	(16,019)	(22,259)	(6,779)
Deferred stripping costs	(5,130)	-	-	(14,329)	-	-
Prepaid tax and expenses	(3,904)	(26,861)	(8,182)	(6,432)	(48,952)	(14,910)
Inventories	(1,129)	20,502	6,245	558	5,097	1,553
Decrease of operating liabilities -
Trade accounts payable and other current liabilities	16,353	25,337	7,718	(4,617)	15,439	4,705
	________	________	________	________	________	________
Net cash provided by operating activities	289,870	243,790	74,258	686,259	680,059	207,146
	________	________	________	________	________	________

(*) This provision, which covers until the year 2013, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in Note 19 to the consolidated financial statements as of December 31, 2004.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: March 3, 2005